UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2001

                                      or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from                 to
                                    ----------------   --------------------

      Commission File Number:  1-9894

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          ALLIANT ENERGY CORPORATION
                           4902 North Biltmore Lane
                           Madison, Wisconsin 53718













                              Page 1 of 21 pages
                          Exhibit Index is on page 20

                             REQUIRED INFORMATION

      The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

                          ALLIANT ENERGY CORPORATION

                              401(k) SAVINGS PLAN

      FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000,

       SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2001, AND

                         INDEPENDENT AUDITORS' REPORTS

                                          ALLIANT ENERGY CORPORATION

                                            401(k) SAVINGS PLAN


                                             TABLE OF CONTENTS


                                                                                                       Page  No.

INDEPENDENT AUDITORS' REPORTS                                                                            5-6

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Plan Benefits
         as of December 31, 2001 and 2000                                                                 7

         Statement of Changes in Net Assets Available for Plan Benefits
         for the Year Ended December 31, 2001                                                             8

NOTES TO FINANCIAL STATEMENTS                                                                            9-15

SUPPLEMENTAL SCHEDULES

         Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held At End of Year)
         as of December 31, 2001                                                                          16

         Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Acquired and Disposed of
         Within Year) for the Year Ended December 31, 2001                                                17

         Form 5500, Schedule H, Part IV, line 4j - Schedule of Reportable Transactions
         for the Year Ended December 31, 2001                                                             18

SIGNATURES                                                                                                19

EXHIBIT INDEX                                                                                             20

         Independent Auditors' Consent                                                                    21



Independent Auditors' Report

To the Plan Administrator of the Alliant Energy Corporation 401(k) Savings
Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Alliant Energy Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
July 3, 2002

Arthur Andersen LLP (Andersen) is the former auditor of the Alliant Energy Corporation 401(k) Savings Plan (the Plan). As a result of recent events at Andersen, Andersen declined the Plan's request to reissue their audit report dated June 1, 2001 for the fiscal years ended December 31, 2000 and 1999 for inclusion in the Plan's 11-K filing for the fiscal year ended December 31, 2001. As such, pursuant to the guidance given in the Temporary Final Rule and Final Rule: Requirements for Arthur Andersen LLP Auditing Clients, Release Nos. 33-8070; 34-45590; 35-27503; 39-2395; IA-2018; IC-25464; FR-62;
File No. S7-03-02, the Plan is filing this copy of the latest signed and dated accountant's report issued by Andersen for such periods.


Report of Independent Public Accountants


To the Plan Administrator of the Alliant Energy Corporation 401(k) Savings
Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Alliant Energy Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
June 1, 2001


                                         ALLIANT ENERGY CORPORATION

                                            401(k) SAVINGS PLAN

                            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                                   December 31,
                                                                                          2001                   2000
                                                                               ---------------------   --------------------
    Investment income receivable                                                         $3,862,243             $2,295,832
    Contributions receivable                                                              1,100,180                      -
    Loan payment receivable                                                                       -                 37,280
                                                                               ---------------------   --------------------
      Total receivables                                                                   4,962,423              2,333,112
                                                                               ---------------------   --------------------

    Investments, other than participant promissory notes (Refer to Note 7)              329,894,234            396,861,094
    Participant promissory notes                                                          7,686,036              9,563,617
                                                                               ---------------------   --------------------
        Total investments                                                               337,580,270            406,424,711
                                                                               ---------------------   --------------------

Net assets available for plan benefits                                                 $342,542,693           $408,757,823
                                                                               =====================   ====================


The accompanying Notes to Financial Statements are an integral part of these statements.




                                     ALLIANT ENERGY CORPORATION

                                       401(k) SAVINGS PLAN

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             For the Year Ended December 31, 2001


 Net assets available for plan benefits
   - beginning of year                                                                       $408,757,823

 Contributions:
     Cash contributions from employees                                                         24,300,679
     Rollovers from other qualified plans                                                         733,210
     Employer contributions:
         Cash                                                                                     721,556
         Cash for purchase of Alliant Energy Corporation common stock                           7,128,868

 Investment activity:
     Investment income                                                                          9,680,299
     Net depreciation in fair value of investments (Refer to Note 7)                          (51,380,764)

 Distributions:
     Transfers to other plans (Refer to Note 10)                                              (39,756,912)
     Distributions to participants                                                            (17,642,066)
                                                                                      --------------------

 Net assets available for plan benefits
   - end of year                                                                             $342,542,693
                                                                                      ====================



 The accompanying Notes to Financial Statements are an integral part of this statement.


                      ALLIANT ENERGY CORPORATION
                         401(k) SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS
               YEARS ENDED DECEMBER 31, 2001 AND 2000

Note 1.    Description of the Plan

      The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan benefits is provided in the summary plan description which has been made available to all eligible Plan participants. The Plan is administered by the Employee Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation) which reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

      Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may become a participant in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate on the first day of any calendar month following 30 consecutive days of service.
Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours. Certain Interstate Power and Light Company bargaining employees, members of the bargaining units of the former
Interstate Power Company, must complete the one-year (1,000 hour) waiting period. (On January 1, 2002, Interstate Power Company merged with and into IES Utilities Inc. and IES Utilities Inc. changed its name to Interstate
Power and Light Company, resulting in no changes to the Plan.) Wisconsin
Power and Light Company "special temporary" bargaining employees are also eligible under the same rules as "regular" employees.

      The Company provides guaranteed matching contributions for each $1 contributed by participants up to a maximum of the first 6% of the participants' compensation. Other than the exceptions noted below, employee contribution limits and employee match information for 2001 are as follows:


          Company match for each $1 contributed
              up to the maximum                                      $0.50

          Eligible employee annual contribution limit as a
              percentage of compensation                              19%

          Maximum annual contribution limit                         $10,500


      The matching contributions for Alliant Energy Resources, Inc. (Resources) and Cedar Rapids and Iowa City Railway Company (CRANDIC) employees are calculated based on a percentage of base pay, without overtime or incentive pay, and there is a "basic" Company contribution equal to 4% and 2%, respectively, of base pay.

      Company matching contributions for Resources and CRANDIC employees are invested at the participants' discretion. All other matching contributions by the Company are invested in the Alliant Energy Corporation Common Stock Fund.

      Resources and CRANDIC employees may be eligible for a discretionary Company contribution of $0.50 for every $1 contributed up to a maximum of the first 6% of pay in addition to the "basic" Company contribution. The discretionary contribution for both Resources and CRANDIC employees is based on goals established by Resources and is evaluated during the first quarter of the following year.

      Beginning with the 2001 Plan year, an additional Company contribution is allocated to the accounts of active Plan participants, except for Resources and CRANDIC employees, as of the last day of the Plan year, who had contributed 6% of compensation during the Plan year and did not receive a Company matching contribution equal to 3% of compensation. The amount of the additional Company contribution is the difference between 3% of compensation during the Plan year and the amount of Company matching contributions previously received during the Plan year.

      Participants are immediately vested in their employee and employer contributions.

      Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by American Express Trust Company (the Trustee), a division of American Express Financial Advisors Inc.

      The investment options available to participants are Stable Capital Fund, PIMCO Total Return Fund, Janus Adviser Balanced Fund, American Express Trust Equity Index Fund III, American Century Income & Growth Fund, AXP Growth
Fund, Franklin Small - Mid Cap Growth Fund, Marshall International Stock
Fund, Alliant Energy Corporation Common Stock Fund, or a combination of the nine funds. Additionally, participants may subsequently redesignate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan. Company matching contributions invested in the Alliant Energy Corporation Common Stock Fund may not be transferred to any other investment fund, except for contributions made for CRANDIC and Resources employees as previously described; however, Company matching contributions may be transferred by certain participants during the 30-day period immediately prior to retirement. A brief description of the investment options is as follows:

      Stable Capital Fund. The Stable Capital Fund is a stable value fund. Its objective is to preserve principal while seeking a competitive level of current income. The Stable Capital Fund is intended to be a lower risk investment with a higher return than is typically offered by money market funds, while it maintains liquidity and safety of principal. The fund is invested primarily in Guaranteed Investment Contracts (GIC's) issued by one or more insurance companies or other financial institutions. The fund may also invest in the American Express Trust Income Fund I and the American Express Trust Money Market Fund I. The carrying value of all GIC investments was $34,216,008 and $33,831,298 at December 31, 2001 and 2000, respectively.
The approximate fair value of these investments was $34,792,937 and $36,416,741 at December 31, 2001 and 2000, respectively, based on the discounted cash flows valuation method. Under the terms of the GIC's, the average crediting interest rate was 5.87% and 6.61% on December 31, 2001 and 2000, respectively, and is fixed for all contracts. The GIC's earned an average rate of 6.55% in 2001.

      PIMCO Total Return Fund. The PIMCO Total Return Fund is an actively managed, intermediate maturity bond portfolio. Its objective is to maximize total return, consistent with preservation of capital and prudent investment management, in order to exceed the returns of the bond market as a whole as represented by the Lehman Brothers Aggregate Bond Index. The average duration ranges between 3 and 6 years.

      Janus Adviser Balanced Fund. Effective June 1, 2001, the Janus Adviser Balanced Fund replaced the Dreyfus Founders Balanced Fund. Participants who had monies invested in the Dreyfus Founders Balanced Fund had their current and future contributions transferred to the Janus Adviser Balanced Fund. The Janus Adviser Balanced Fund is a growth and income fund. Its objective is to seek long-term capital growth, consistent with preservation of capital and balanced by current income. It normally invests 40% to 60% of its assets in securities selected primarily for their growth potential and 40% to 60% of its assets in securities selected primarily for their income potential. At least 25% of the fund's assets are normally invested in fixed income senior securities, which include debt securities and preferred stocks.

      American Express Trust Equity Index Fund III. American Express Trust Equity Index Fund III is a growth and income fund. Its objective is to provide investment results that correspond to the price and yield performance of publicly traded stocks, in aggregate, as represented by the Standard & Poors' 500 Composite Stock Price Index.

      American Century Income & Growth Fund. American Century Income & Growth Fund is a large-cap value fund. Its objective is to seek dividend growth, current income and capital appreciation by investing in securities of the 1,500 largest companies traded in the United States. The fund may also invest in foreign securities.

      AXP Growth Fund. The AXP Growth Fund is a large-cap growth fund. Its objective is to seek capital appreciation by investing in securities of those companies believed to have above-average potential for long-term growth as a result of new management, marketing opportunities or technical superiority. The AXP Growth Fund invests primarily in common stocks of medium-to-large capitalization growth companies.

      Franklin Small - Mid Cap Growth Fund. The Franklin Small - Mid Cap Growth Fund (formerly known as the Franklin Small Cap Growth Fund) is a diversified portfolio which seeks to provide long-term capital appreciation by investing principally in common stocks of companies with market capitalization of less than $1.5 billion. The Franklin Small - Mid Cap Growth Fund's investment strategy emphasizes companies with potential to rapidly grow revenues, earnings, or cash flow.

      Marshall International Stock Fund. The Marshall International Stock Fund is an international stock fund. Its objective is to seek long-term capital appreciation. The Marshall International Stock Fund invests primarily in stocks and bonds of foreign companies and governments outside the United States.

      Alliant Energy Corporation Common Stock Fund. This fund is invested primarily in common stock of the Company. A portion of the fund (0-2% of total fund assets) may also be invested in the American Express Trust Money Market Fund I to help provide liquidity for transfers out of the fund. Purchases and sales of common stock are made by the Trustee on the open market.

      Participant Loans. The Plan has provisions under which participants may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans ranged from 6.0% to 10.5% at December 31, 2001 and 6.75% to 11.00% at December 31, 2000.

Note 2.    Summary of Significant Accounting Policies

(a) Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

(b) Valuation of Investments and Income Recognition - All GIC's held by the Plan are fully benefit responsive and are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate (less funds used to pay plan benefits). Participant loans are carried at unpaid principal balances due. All other Plan investments are carried at fair value as determined by quoted market prices. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

(c) Net Depreciation in Fair Value of Investments - Net realized and unrealized depreciation is recorded in the accompanying statement of changes in net assets available for plan benefits as "Net depreciation in fair value of investments."

(d) Payment of Benefits - Benefit payments to participants are recorded when paid.

(e) Expenses - Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances. Most other Plan administrative expenses are absorbed by the Company.

(f) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(g) Risk and Uncertainties - The Plan invests in various investments, including pooled investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 3.    Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated July 31, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter and the Company has filed for a new determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. It is the intention of the Company to adopt any amendments necessary to maintain the qualified status of the Plan.

Note 4.    Plan Termination Provisions

      Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in the participant account.

Note 5.    Withdrawals and Distributions

            Withdrawals from participants' account balances will be made to participants while they are employed due to an election made by certain participants, reaching age 59-1/2 for certain participants or 70-1/2, or request due to special "hardship" circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant's account balance is less than $5,000. If the participant's account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum or substantially equal annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to terminated participants at December 31, 2001 and 2000 were $35,556 and $0, respectively. Distributions payable are not recorded in the accompanying financial statements, however, they are recorded in the Plan's Form 5500 (Refer to Note 11).

Note 6.    Derivative Financial Instruments

            The Plan did not invest in any material derivative financial instruments during the years ended December 31, 2001 or December 31, 2000.

Note 7.    Other Investment Information

      Investments held which were greater than 5% of the Plan's net assets available for plan benefits as of December 31 were as follows:

                                                                                          2001               2000
                                                                                    ----------------    --------------
   Alliant Energy Corporation Common Stock                                            $75,646,312         $69,420,467
        (participant directed: $40,347,322 and $39,224,785, respectively)
        (non-participant directed: $35,298,990 and $30,195,682, respectively)
   American Express Trust Equity Index Fund III                                        75,560,203          95,196,553
   AXP Growth Fund                                                                     55,043,250          91,870,331
   Janus Adviser Balanced Fund                                                         28,772,607                 N/A
   Franklin Small - Mid Cap Growth Fund                                                22,932,386          32,970,044
   Dreyfus Founders Balanced Fund                                                             N/A          34,378,637


      During 2001, the Plan's investments, including gains and losses on investments acquired and disposed of, as well as held during the year, appreciated (depreciated) in value as follows:

   AXP Growth Fund                                                                   ($26,085,432)
   American Express Trust Equity Index Fund III                                       (10,562,528)
   Franklin Small - Mid Cap Growth Fund                                                (6,061,288)
   Marshall International Stock Fund                                                   (3,678,027)
   Alliant Energy Corporation Common Stock                                             (3,404,848)
   Janus Adviser Balanced Fund                                                         (1,220,823)
   Dreyfus Founders Balanced Fund                                                        (599,028)
   American Century Income & Growth Fund                                                 (157,027)
   PIMCO Total Return Fund                                                                (36,814)
   American Express Trust Income Fund I                                                   425,051
                                                                               ----------------------
        Net depreciation in fair value of investments                                ($51,380,764)
                                                                               ======================

Note 8.    Non-Participant Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments was as follows:


      Net Assets:                                              December 31, 2001         December 31, 2000
                                                             ----------------------    ----------------------
           Alliant Energy Corporation Common Stock                  $35,298,990               $30,195,682
           American Express Trust Money Market Fund I                   651,047                 1,969,226
           Contributions receivable                                     257,043                        --
           Investment income receivable                                   1,409                    11,215
                                                             ----------------------    ----------------------
                                                                    $36,208,489               $32,176,123
                                                             ======================    ======================


                                                              For the year ended
      Changes in Net Assets:                                   December 31, 2001
                                                             ----------------------
           Employer contributions                                    $7,128,868

           Results of investment activity:
              Investment income                                       2,366,710
              Net depreciation in fair value of investments          (1,655,459)

           Transfers to participant directed investments                (85,332)
           Transfers to other plans (Refer to Note 10)               (2,536,586)
           Distributions to participants                             (1,185,835)
                                                             ----------------------
                                                                     $4,032,366
                                                             ======================


Note 9.    Related Party Transactions

      Certain Plan investments are shares of mutual funds and trust funds managed by an affiliate of the Trustee and shares of common stock of the Company. As of December 31, 2001 and 2000, the Plan held 2,491,644 and 2,177,897 shares of Alliant Energy Corporation common stock, respectively. These transactions qualify as party-in-interest.

Note 10. Amendments and Changes to the Plan

      During 2001, participant accounts for Alliant Energy Corporation employees who became employees of the Nuclear Management Company, LLC (NMC) were transferred from the Plan to a 401(k) plan sponsored by the NMC. The total amount transferred out of the Plan during 2001 was $39,756,912.
Alliant Energy Corporation owns interests in two nuclear facilities which the NMC operates under contract.

Note 11. Reconciliation to Form 5500

      GIC's are recorded in the accompanying financial statements at contract value; however, they are recorded in the Plan's Form 5500 at fair value. In addition, distributions payable to terminated participants are not included in the accompanying financial statements, however, they are recorded in the Plan's Form 5500. The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2001 and 2000:

                                                                      2001                           2000
                                                            --------------------------     --------------------------
           Net assets available for plan benefits                    $342,542,693                  $408,757,823
             per financial statements
           Adjustments:
                Difference between contract value and
                   fair value of GIC's at December 31                          --                     2,585,443
                Benefits requested not yet paid                           (35,556)                           --
                                                            --------------------------    ---------------------------
           Amounts reported per Form 5500                            $342,507,137                  $411,343,266
                                                            ==========================    ===========================



      The following table reconciles changes in net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2001:

                                                             Net Depreciation in Fair           Distributions to
                                                               Value of Investments               Participants
                                                            ---------------------------    ---------------------------
           Amounts reported per financial statements                ($51,380,764)                  ($17,642,066)
           Adjustments:
                Difference between contract value and
                   fair value of GIC's                                (2,585,443)                            --
                Benefits requested not yet paid                               --                        (35,556)
                                                            ---------------------------    ---------------------------
           Amounts reported per Form 5500                           ($53,966,207)                  ($17,677,622)
                                                            ===========================    ===========================


Note 12. Subsequent Event

      Effective January 1, 2002, the Company adopted an Employee Stock Ownership Plan (ESOP) within the Plan. Under the new provisions, Plan participants have the option to elect to receive cash for any dividends paid on Company common stock in their Alliant Energy Corporation Common Stock ESOP Fund account or continue to have the dividends reinvested in the Alliant Energy Corporation Common Stock Fund.


                                                    ALLIANT ENERGY CORPORATION

                                                        401(k) SAVINGS PLAN

                      FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                      AS OF DECEMBER 31, 2001

Identity of issue, borrower,             Description of investment including maturity date,                            Current
 lessor, or similar party                rate of interest, collateral, par or maturity value             Cost           Value
--------------------------------- ----------------------------------------------------------------- -------------- --------------
Interest Bearing Cash             American Express Trust Money Market Fund I *, 1,903,248 shares       $1,903,248     $1,903,248

Registered Investment Companies   AXP Growth Fund *, 2,038,639 shares                                  78,650,836     55,043,250
                                  Janus Adviser Balanced Fund, 1,256,446 shares                        29,884,311     28,772,607
                                  Franklin Small - Mid Cap Growth Fund, 735,720 shares                 31,840,608     22,932,386
                                  Marshall International Stock Fund, 1,137,193 shares                  16,712,260     11,815,431
                                  PIMCO Total Return Fund, 1,312,310 shares                            13,828,828     13,726,764
                                  American Century Income & Growth Fund, 95,587 shares                  2,660,879      2,612,384

Common/Collective Trusts          American Express Trust Equity Index Fund III *, 2,549,007 shares     73,709,386     75,560,203
                                  American Express Trust Income Fund I *, 132,299 shares                6,842,286      7,665,641

Corporate Stocks:  Common         Alliant Energy Corporation common stock *, 2,491,644 shares          65,232,766     75,646,312

Investment Contracts
(in Stable Capital Fund)          Monumental Life Insurance Company, 5.78%, 12/31/2050                  5,000,134      5,257,884
                                       Synthetic Guaranteed Investment Contract Wrapper                         -       (100,045)
                                  Bank of America NA, 7.72%, 12/31/2050                                 4,427,809      4,372,904
                                       Synthetic Guaranteed Investment Contract Wrapper                         -       (203,950)
                                  Rabobank International, 6.68%, 12/31/2050                             4,171,516      4,119,790
                                       Synthetic Guaranteed Investment Contract Wrapper                         -       (121,018)
                                  CDC Financial Products Inc., 5.43%, 12/31/2050                        2,895,878      2,859,969
                                       Synthetic Guaranteed Investment Contract Wrapper                         -        (37,734)
                                  JP Morgan Chase & Co., 4.81%, 12/31/2050                              2,739,677      2,705,705
                                       Synthetic Guaranteed Investment Contract Wrapper                         -         28,393
                                  UBS Warburg, 5.66%, 12/31/2050                                        2,641,783      2,609,025
                                       Synthetic Guaranteed Investment Contract Wrapper                         -        (41,427)
                                  State Street Bank and Trust Company, 5.00%, 12/31/2050                2,151,981      2,153,289
                                       Synthetic Guaranteed Investment Contract Wrapper                         -          4,681
                                  AIG Financial Products Corp., 7.22%, 12/31/2050                       2,224,908      2,197,319
                                       Synthetic Guaranteed Investment Contract Wrapper                         -        (81,710)
                                  United of Omaha, 2.08%, 5/20/2002                                     2,004,060      2,004,060
                                  John Hancock Life Insurance Company, 7.69%, 3/31/2005                 2,115,670      2,115,670
                                  New York Life Insurance Company, 7.41%, 8/15/2005                     2,056,032      2,056,032
                                  Hartford, 5.21%, 11/15/2006                                           2,018,452      2,018,452
                                  Protective Life Insurance Company, 6.12%, 6/15/2006                   2,085,083      2,085,083
                                  Sunamerica Life Insurance, 2.64%, 4/3/2002                            1,006,534      1,006,534
                                  United of Omaha, 5.45%, 9/9/2004                                      1,016,873      1,016,873

Participant Promissory Notes      Maximum loan--$50,000
                                  Various interest rates -- 6.0% to 10.5%
                                  Primarily maturing within 5 years                                     7,686,036      7,686,036
                                                                                                    -------------- --------------
                                                                                                     $367,507,834   $341,390,041 (1)
                                                                                                    ============== ==============
     (1) The difference between the total current value on this Schedule H, Part IV, Line 4i and the total investments on the
         Statement of Net Assets Available for Plan Benefits is equal to the total accrued interest on the GICs, which is reported on the Statement of Net Assets Available for Plan Benefits as investment income receivable at December 31, 2001.
      *  Represents party known to be a party-in-interest to the Plan.


                                                       ALLIANT ENERGY CORPORATION

                                                          401(k) SAVINGS PLAN

                     FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)

                                                     FOR THE YEAR ENDED DECEMBER 31, 2001
                                                   Description of investment
                 Identity                           including maturity date,
       of issue, borrower, lessor,               rate of interest, collateral,                   Cost of           Proceeds of
             or similar party                        par or maturity value                     Acquisitions        Dispositions
-------------------------------------  ---------------------------------------------------  -----------------  -----------------

None.




                                                    ALLIANT ENERGY CORPORATION

                                                       401(k) SAVINGS PLAN

                          FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                               FOR THE YEAR ENDED DECEMBER 31, 2001


        Identity                                           Total        Total                         Adjusted
  of Party Involved and                   Total Number    Value of      Number      Net Selling       Cost of           Net
  Description of Assets                   of Purchases  Purchases (1)  of Sales      Price (1)      Assets Sold         Gain
  ---------------------                   ------------  ------------   --------    -------------    -----------         ----
----------------------------------------------------------------------------------------------------------------------------------

Single Transaction Exceeds 5% of Value:

None.

----------------------------------------------------------------------------------------------------------------------------------

Series of Transactions With Same Broker
Exceeds 5% of Value:

None.

----------------------------------------------------------------------------------------------------------------------------------

Series of Transactions In Same Security
Exceeds 5% of Value:

American Express Trust Money Market Fund I      329      $36,358,449       282       $41,752,086      $41,752,086         $ -
Alliant Energy Corporation Common Stock          41       15,544,311        20         5,913,621        4,779,295     1,134,326

----------------------------------------------------------------------------------------------------------------------------------

      (1) The purchase/selling price was equal to the fair value on the date of purchase/sale.


                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, and State of Wisconsin, on this 15th day of July, 2002.


                               ALLIANT ENERGY CORPORATION
                               401(k) SAVINGS PLAN


                               /s/  Pamela J. Wegner
                               ---------------------
                                    Pamela J. Wegner


                               The foregoing person is the Executive Vice
                               President-Shared Solutions of Alliant Energy
                               Corporation and the President of Alliant Energy Corporate Services, Inc.

                                 EXHIBIT INDEX


                          ALLIANT ENERGY CORPORATION
                              401(k) SAVINGS PLAN

                                   FORM 11-K




                                                                                                 Page Number in
                                                                                             Sequentially Numbered
Exhibit No.                                               Exhibit                                  Form 11-K
-----------                                               -------                                  ---------
     23                                         Independent Auditors' Consent                          21



We have not been able to obtain, after reasonable efforts, the written consent from our former independent public accountant, Arthur Andersen LLP, to our incorporation by reference in the Registration Statement on Form S-8 (No. 333-46735) pertaining to the Alliant Energy Corporation 401(k) Savings Plan of their report dated June 28, 2001 with respect to the financial statements and the supplemental schedules of the Alliant Energy Corporation 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2000, as required by Section 7 of the Securities Act of 1933, as amended. Accordingly, you may be unable to recover amounts sought in any action against Arthur Andersen LLP, the former independent public accountant, pursuant to the Securities Act of 1933 and the regulations thereunder, and therefore any right of recovery may be limited as a result of the lack of that consent.